RESULTS OF SHAREHOLDER MEETING
VIRTUS INSIGHT TRUST
JULY 18, 2016
(Unaudited)

At a special meeting of shareholders of all series of Virtus Equity Trust, Virtus Insight Trust and Virtus Opportunities Trust, held on July 18, 2016, shareholders of Virtus Tax Exempt Bond Fund (the "Fund"), a series of Virtus Insight Trust, voted on the following proposal:

Proposal 2.


To approve a proposal to permit Virtus Investment Advisers, Inc., as the investment adviser to all the Funds, to hire and replace subadvisers or to modify subadvisory agreements without shareholder approval.


Number of Eligible Votes:

FOR               AGAINST           ABSTAIN

7,423,225.114     802,129.342      492,588.498

Shareholders of the Fund did not approve the above proposal.